

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2023

Robert McKee
Chief Executive Officer
Kodiak Gas Services, Inc.
15320 Highway 105 W, Suite 210
Montgomery, TX 77356

> **Re: Kodiak Gas Services, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 20, 2023**
> **CIK No. 0001767042**

Dear Robert McKee:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on January 20, 2023

Dividend Policy, page 52

1. We note you added disclosure to indicate that you intend to pay dividends on your common stock and your ability to do so depends on the receipt of cash dividends from your operating subsidiaries. For all periods presented, you disclosed Cash Available for Dividends because you view it as a useful measure in assessing your ability to pay regular cash dividends to your stockholders.

Please expand your disclosures under this heading to include the following additional information:

- Clarify if you determined the percentages or range of percentages of available cash that i) your operating subsidiaries will pay you and ii) you will pay your common shareholders.
- The number of common shares that will participate in the dividends and the corresponding per share amounts.
- Disclose your estimates of future dividends to your common shareholders for the immediately succeeding 12 month period on both a quarterly and annualized basis, also quantifying the underlying key assumptions, including volumes and prices corresponding to the various operating metrics presented on page 17, and adhering to Item 10(b) of Regulation S-K.

Financial Statements
Note 8. Stockholders' Equity, page F-21

2. We note your disclosure that Kodiak Holdings issued incentive awards to certain employees of Kodiak Gas Services, LLC known as the Class B incentive units ("Class B Units"). These Class B Units constitute "profits interests." In the event of employment termination, vested Class B Units are automatically converted to Class C units. Each Class C Unit shall have the right to receive distribution up to the amount equal to the *fair market value* of such vested Class B Unit. Pursuant to the terms set forth in paragraphs 2a and 2b of Exhibit 10.5, 25% of the Class B Units are deemed Time Vested Units and 75% of the Class B units are deemed Performance Vested Units. Pursuant to paragraph 1 of Exhibit 10.5, Time Vested and Performance Vested Units are designated as Catch-Up Units and assigned a monetary value. Please address the following:

- Revise your disclosure to clarify how fair value accrues to the holder of the Class B Units including the impact of designation as Catch-Up Units. For example, clarify if the holder is entitled to 1) convert to common shares, 2) future profits based on the achievement of certain performance hurdles, or 3) some other calculation of fair market value.

- Tell us the significance of all redemption obligations including whether the right to receive distribution up to the amount equal to the *fair market value* of vested Class B Units allows for cash settlement and if so, how you considered classification as a liability pursuant to FASB ASC 815-40.

- Cite the authoritative guidance on which you relied regarding your accounting for these incentive awards.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matt Pacey